Unit B9, 431 Roberts Rd, Subiaco WA 6008Tel: + 618 (08) 6313 3975Fax: + 618 (08) 6270 6339Email: invest@missionnewenergy.comWebsite: www.missionnewenergy.com

27 November 2018
ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held on the 27th November 2018, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Adoption of remuneration report	6,761,649	203,632	1,638	2,500,810
Resolution 2: Re-election of Director – Mr. Guy Burnett	17,794,268	8,541	5,001,118	2,500,810

Guy Burnett
Company Secretary